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Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christie Wong
Lisa Vanjoske
Chris Edwards
Celeste Murphy
Re: SQZ Biotechnologies Company Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 27, 2020 CIK No. 0001604477

Ladies and Gentlemen:

On behalf of our client, SQZ Biotechnologies Company, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”), which was submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on August 27, 2020 (the “Draft Submission”).

Amendment No. 2 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Armon Sharei, Ph.D., the Company’s President and Chief Executive Officer, dated September 8, 2020. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 2, marked to show changes against the Draft Submission, in the traditional non-EDGAR format, as well as a copy of this letter.

September 24, 2020

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

Prospectus Summary

Overview, page 1

1.

We note the revised disclosure in response to prior comment 4. Please describe the major milestones that are required to realize the full amount of the potential future payments and disclose that the full amount may never be realized. Please also tell us how the timing or amount of potential future payments will be impacted if Roche gets the U.S. commercial rights for SQZ-PBMC-HPV.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised pages 2 and 114 of Amendment No. 2. The Company further respectfully submits to the Staff that if Roche exercises its option for worldwide commercial rights (which would include U.S. commercial rights) for SQZ-PBMC-HPV, then milestone payments under the Company’s collaboration agreement with Roche could be paid sooner than if Roche elects to wait and exercise its option for a later-developed antigen product candidate subject to the collaboration agreement (each an “antigen product candidate”). Under the collaboration agreement, Roche has an option to obtain worldwide commercial rights for each antigen product candidate. Starting with the second antigen product candidate for which Roche exercises its option, the Company has an option to retain U.S. commercial rights for each alternating antigen product candidate for which Roche exercises its option. The Company retains worldwide commercial rights to any antigen product candidates for which Roche does not exercise its option. The Company further respectfully submits that the regulatory, commercial and sales milestone payment amounts and royalties are substantially the same for each antigen product candidate for which Roche exercises its option.

General

2.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it will provide copies of the written communications, as defined in Rule 405 under the Securities Act, that it has used and will use in meetings with potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis.

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September 24, 2020

Please do not hesitate to contact me at (617) 948-6027 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,
/s/ Wesley C. Holmes
Wesley C. Holmes of LATHAM & WATKINS LLP

cc:	(via e-mail)

Armon Sharei, President and Chief Executive Officer, SQZ Biotechnologies Company
Peter N. Handrinos, Latham & Watkins LLP
Mitchell S. Bloom, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP

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